Exhibit 99.3:

Annual Information Form for the year ended December 31, 2017, dated February 8, 2018

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended
December 31, 2017

February 8, 2018

1.              CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our, refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements related to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability and success of new products and services to be rolled out on such networks; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers (WSPs); the Governor in Council’s order to the CRTC to reconsider whether Wi-Fi networks should be considered a home network for WSPs seeking mandated roaming; future spectrum auctions and spectrum policy determinations, including the recently announced repurposing of 600 MHz spectrum (and including limitations on established wireless providers, proposed spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a formal review of rates for wholesale FTTP access still to be commenced for TELUS; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless legislation; the potential impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act scheduled to begin in early 2018; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 - General trends, outlook and assumptions and Section 10 - Risks and risk management in our 2017 Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

2.              TABLE OF CONTENTS

			Page reference
				Incorporated by reference from the 2017 annual
Item			Annual Information Form	Management’s discussion and analysis [1]	Financial statements [1]
1	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		2
2	TABLE OF CONTENTS		5
3	CORPORATE STRUCTURE
	3.1	Name, address and incorporation	6
	3.2	Intercorporate relationships	6
4	GENERAL DEVELOPMENT OF BUSINESS
	4.1	Three-year history	6	6, 14, 16, 35 & 38
5	DESCRIPTION OF BUSINESS
	5.1	Who we are	10
		(a) Organization	10	28
		(b) Our strategy	10	14
		(c) Business overview	10	6, 20, 29, 35, 55 & 64
		(d) Competition	10	20
		(e) Corporate social responsibility	10	92
		(f) Employee relations	11	22
	5.2	Risk factors	11	72
	5.3	Regulation	11	68
6	DIVIDENDS AND DISTRIBUTIONS		11		Note 13, pg. 40
7	DESCRIPTION OF CAPITAL STRUCTURE
	7.1	General description of capital structure	12	25
	7.2	Constraints	13	68 & 82
	7.3	Ratings	14	47 & 49
8	MARKET FOR SECURITIES
	8.1	Trading price and volume	16
	8.2	Prior sales	16		Note 26, pg. 63
9	DIRECTORS AND OFFICERS
	9.1	Name, occupation and security holding	17
	9.2	Cease trade orders, bankruptcies, penalties or sanctions	18
10	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		19	90	Note 29, pg. 67
11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		19
12	TRANSFER AGENT AND REGISTRAR		19
13	MATERIAL CONTRACTS		19
14	INTERESTS OF EXPERT		19
15	AUDIT COMMITTEE		19
16	ADDITIONAL INFORMATION		21
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE			22

(1) As filed on SEDAR on February 8, 2018

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 (2017 annual MD&A), referred to in this Annual Information Form (AIF) are incorporated by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

3.              CORPORATE STRUCTURE

3.1       Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis.

TELUS maintains its registered office at Floor 7, 510 West Georgia, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia, Vancouver, B.C.

3.2       Intercorporate relationships and TELUS subsidiaries

Up until October 1, 2017, TELUS’ wireless and wireline businesses were primarily operated through TELUS Communications Company (TCC). TCC was a partnership organized under the laws of B.C. whose partners were TELUS Communications Inc. (TCI) and TELE-MOBILE Company (TELE-MOBILE).  The partners of TELE-MOBILE were TCI and 1219723 Alberta ULC (Albertaco). On June 29, 2017, TELE-MOBILE was wound up and all of its partnership assets were distributed to TCI and Albertaco as co-owners in proportion to their partnership interests. Therefore, as of June 29, 2017, the partners of TCC were TCI and Albertaco.

Due to an internal reorganization on October 1, 2017, Albertaco was wound-up. TCI became the sole remaining partner of TCC, thereby causing TCC to cease to exist. TCI became the owner of all the assets and assumed all liabilities previously held by TCC and Albertaco. Therefore, as of October 1, 2017, TELUS’ wireless and wireline businesses are now primarily operated through TCI.

TCI is the only subsidiary that owned assets constituting more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2017. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together do not exceed 20% of TELUS’ total consolidated assets or 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2017.

The following organization chart sets forth the relationships between the major subsidiaries, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2017.

4.              GENERAL DEVELOPMENT OF THE BUSINESS

4.1       Three-year history

During the three-year period ended on December 31, 2017, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $11.8 billion in 2017, up by $622 million or 5.6% from 2016. The results for 2016 had increased by $469 million or 4.4% from 2015. In total, 2017 external wireless revenues and wireline data revenues have grown by 10.2% since 2015. Wireless and wireline data revenues combined represented 89% of TELUS’ consolidated revenues in 2017, up from 87% in 2016, and 86% in 2015.

The trend in wireless network revenue reflects growth in both our ARPU and subscriber base. This growth was partially offset by a general decline in wireless equipment revenue, reflecting higher per-unit subsidies and lower retention volumes. Data network revenue increased in 2017 reflecting a number of factors including a larger proportion of higher-rate plans in the revenue mix, including the new Premium Plus plans launched in June 2016; a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; growth in the subscriber base; a higher postpaid subscriber mix; and increasing data usage from data-intensive devices. Voice network revenue decreased due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services. For further detail on our wireless growth trends, see Section 5.4 - Wireless segment of our 2017 annual MD&A.

The trend of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, business process outsourcing services, TELUS Health revenues, and TELUS TV revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer from upgrades to faster speeds and larger data usage rate plans. The trend of increasing TELUS Health revenues has been driven by organic growth and through acquisitions. Growth rates of business process outsourcing services reflect acquisition growth and moderating organic growth. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and continuing increased competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice. For further detail on our wireline growth trends, see Section 5.5 - Wireline segment of our 2017 annual MD&A.

For a review of the events and conditions that influenced our general development during 2017, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities of our 2017 annual MD&A which is hereby incorporated by reference.

Providing integrated solutions that differentiate TELUS from our competitors

In 2015, we further expanded our clear and simple approach, providing customers with improved visibility to their data usage, we launched plans allowing customers to access real-time rating information, receive notifications when they are at or approaching billing thresholds and control usage through our data manager (accessible through our website or app in order to improve billing transparency), and allow customers to add data top-ups when desired to have a set rate for additional usage.

In 2015, we launched improved roaming plans for U.S. travel for businesses and consumers. Our consumer product, called Easy Roam®, allows our subscribers to access their domestic plan while roaming for a flat fee per 24 hours. For businesses, we introduced Roam Ready U.S. ®, a feature that offers competitive, flat-fee rates for voice, text and data; only when the service is used. These changes improve billing transparency and respond to our customers’ desire to use their devices anywhere, any time.

In 2015, we stopped charging the incoming short messaging service (SMS) fee for our wireless customers roaming outside Canada. Our customers can now receive unlimited incoming text messages free of charge while travelling abroad.

In 2015, we expanded the offerings of our TELUS IoT Marketplace, an online space offering a suite of turnkey IoT solutions for Canadian businesses to include 53 more solutions and 23 new partners. For example, we partnered with Jasper Technologies Inc. to implement the TELUS Control Centre, a self-service platform aimed at simplifying the deployment and management of IoT services by offering automated device provisioning, real-time diagnostics, integrated billing and cost-management features. Furthermore, in September 2015, we introduced the TELUS Global IoT Connectivity Platform, which enables businesses to scale their IoT operations globally. Through a network of more than 70 carriers, we can offer a global SIM card that delivers connectivity in nearly every country around the world. With respect to applications, we have established a presence within the transportation sector with our Fleet Complete and GEOTrac Fleet solutions, which offer businesses productivity gains and cost efficiency

In early 2015, we redesigned our TV packaging to provide our customers with more choice and flexibility, allowing them to select from a wide variety of theme packs, or customize their own, at competitive pricing. On March 1, 2016, we launched new Lite basic TV plans on both our Optik and satellite-TV services, offering another choice to customers seeking basic channel services at lower prices. These new plans, as well as our existing offers of small theme packs, align with the intent of the Canadian Radio-television and Telecommunications Commission (CRTC) to provide greater customer choice and more freedom for Canadian viewers to subscribe to their channels of choice.

In 2015, we launched TELUS Business Connect®, an integrated business communications solution for small businesses across Canada. This cloud-based solution provides businesses with a full suite of communications tools for both office and mobile use, including an automated attendant, call routing, teleconferencing, video-conferencing, toll-free numbers and a wireless backup for office Internet access. Business Connect provides users with a single number across their mobile phone, tablet, desk phone and computers through VoIP technology.

In late 2015, we announced the expansion of our cloud portfolio with the offer of a full suite of managed infrastructure as a service (IaaS) solutions that include public, private and hybrid cloud options. This expansion of our cloud portfolio, paired with our Internet data centres (IDCs) and expertise in managed services, allows us to meet the growing IT demands of Canadian businesses that are being driven by mobile, social, Internet of Things (IoT) and big data applications, as well as their growing IT security concerns.

In 2015, we announced a free public Wi-Fi service available to both TELUS and non-TELUS customers at more than 8,000 hotspots across B.C. and Alberta. Since early 2014, we have been actively expanding our public Wi-Fi network by working with thousands of businesses and many major sports and entertainment venues. This public Wi-Fi service is part of our network strategy of deploying small cells that integrate seamlessly with our 4G wireless network.

In 2016, we began offering high-speed Internet access over wireless LTE to customers in select rural areas in our Western wireline markets, a significant speed and experience upgrade from dial-up Internet.

We launched Optik TV® 4K in mid-2016 and were the first carrier in Western Canada to offer 4K programming to customers with an Optik TV 4K set-top box. Those customers who also have a Netflix Premium subscription can stream Netflix 4K content directly through their 4K set-top box.

In 2016, we launched Premium Plus wireless plans — allowing customers to get more affordable high-end devices, which results in a greater subsidy but higher ARPU over time, and further extended Easy Roam to over one hundred international destinations.

In 2016, we made a significant investment in our corporate stores, transforming over one hundred locations to a new “digital life” format, featuring connected accessories and devices, and opening five “Connected Experience” flagship-style stores. These stores showcase TELUS’ innovative products and services and strategically align to evolving retail needs and user experiences.

Growth continued for TELUS International in 2016, TELUS’ global business process outsourcing (BPO) company. TELUS International now has more than 25,000 employees around the world, including in Canada, the United States, Europe, Central America and the Philippines and handles over 175 million BPO transactions annually via voice, email, chat, social media and back-office support across the telecommunications, utilities, high-tech, gaming, finance, retail, e-commerce, travel and logistics and healthcare industries.

Building national capabilities across data, IP, voice and wireless

In 2015, we acquired 21 AWS-3 wireless spectrum licences in the AWS-3 spectrum auction and the residual spectrum licences auction for $1.5 billion, as well as 122 wireless spectrum licences in the 2500 MHz spectrum auction for $479 million. The AWS-3 spectrum is well suited for delivering both coverage and added capacity in urban and rural environments. The 2500 MHz spectrum is ideal for carrying large amounts of data, making it especially valuable in urban centres, and complements TELUS’ existing low band spectrum, which is able to penetrate farther into buildings and elevators and also travels farther in rural areas. The general deployment of the 2500 MHz spectrum licences into our network commenced in late 2015. We plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve.

In 2015, we announced a $1 billion investment in the city of Edmonton to connect more than 90% of homes and businesses directly to our fibre-optic network over the next six years. In October 2015, we announced a $1 billion investment in the city of Vancouver to connect the majority of homes and businesses directly to our fibre-optic network over the next five years. As the networks are launched, local residents and businesses will have access to faster Internet speeds. These investments are part of our broader fibre-optic strategy to bring our fiber network to communities across B.C., Alberta and Eastern Quebec.

In 2016, we concluded a spectrum licence assignment and rationalization agreement with Xplornet Communications Inc., a Canadian-based broadband Internet provider. Under this agreement, we transferred 3500 MHz fixed wireless access spectrum licences in select secondary and tertiary regions, as well as monetary consideration, in exchange for Xplornet’s 2300 MHz spectrum licences in similar regions. This spectrum licence exchange will allow for more robust mobile and fixed wireless broadband access for Canadians, as each party in the transaction can more effectively utilize these licences within its respective network. The 2300 MHz spectrum has a robust ecosystem of network infrastructure and devices, and complements our existing 2300 MHz spectrum holdings in Montreal, Quebec City and key markets in Western Canada, giving us use of the spectrum in this band in nearly every market.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In 2015, we announced the closure of the remaining 59 Black’s Photography retail stores across Canada by August 2015. Technological innovations have changed the way Canadians take and share photographs, with fewer of them using retail photo outlets. As a result, we determined that Black’s was not core to our future operations. We sold the Black’s trademark and online and mobile businesses to Les Pros de la Photo (Les Pros), a Quebec-based photo imaging company, effective August 4, 2015. As a result, Les Pros will carry forward the Black’s brand.

In 2015, we announced that the TELUS Garden real estate joint venture, in which TELUS is a 50% partner and Westbank Projects Corp. is the other partner, had issued $225 million of 3.4% green bonds, secured by the office tower, due in 2025. This is the first time in North America that green mortgage bonds have been used to support real estate financing. Proceeds of the issuance were primarily used to retire short-term construction financing for the office tower.

In 2015, we announced the opening of the TELUS Garden™ office tower in Vancouver. The office tower houses our new global headquarters, as well as other tenants. The TELUS Garden development in the heart of downtown Vancouver includes a 24-storey office tower, as well as a 53-storey residential condominium tower built to LEED gold standards. In March 2016, the Canada Green Building Council awarded leadership in energy and environmental design (LEED) platinum certification to our office tower. This is the highest LEED rating a building can receive, demonstrating our commitment to technological innovation and environmental stewardship. In partnership with Westbank Projects Corp., the one-million-square-foot TELUS Garden development includes 450,000 square feet of office space, 65,000 square feet of retail space, and a 53-storey residential tower that was officially opened in June 2016.

In 2016, we partnered with Microsoft and Avanade, a leading global provider of innovative digital business and technology services in the Microsoft ecosystem, to offer Skype for Business. Powered by TELUS, Skype for Business offers a full suite of enterprise-grade communication and collaboration tools that includes voice and video calls, instant messaging and online meetings. This service is delivered as a fully managed private cloud solution over our network of intelligent Internet data centres located across Canada, and is available through a single interface on almost all devices.

In 2016, the Company announced an agreement with BCE Inc. (“BCE”), pursuant to which we would acquire a portion of Manitoba Telecom Services Inc.’s (“MTS”) postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE’s acquisition of MTS, and subject to regulatory approvals. On February 15, 2017, BCE announced that it had received approval from the Competition Bureau and on April 1, 2017, we acquired certain assets of Manitoba Telecom Services Inc. (MTS) from BCE Inc. These assets included postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Pursuant to this acquisition, in the second quarter of 2017, we commenced the migration of postpaid wireless subscribers to TELUS. The final price of the transactions with BCE Inc. will vary depending upon the actual number of qualifying postpaid wireless subscribers acquired; such final determination will happen by March 31, 2018. We currently estimate we will migrate 74,000 postpaid subscribers by that date.

In 2016, we announced the completion of an agreement with Baring Private Equity Asia (Baring Asia), under which it has acquired a 35% non-controlling interest in TELUS International (Cda) Inc. (TELUS International), a global provider of customer service, information technology (IT) and business process outsourcing services.

During the past three years, we continued to advance our position in healthcare information management with the following acquisitions:

•                  In 2015, we completed our acquisition of Medesync, a company whose certified EMR product will bring a bilingual web-based interface to our EMR portfolio in Quebec. Medesync uses cloud-based and mobile technologies to provide physicians with access to EMR from any computer or mobile device.

•                  In 2016, TELUS acquired the Canadian business operations of Nightingale Informatix Corp., including its customer base and proprietary EMR software.

•                  In 2016, TELUS acquired the business operations of Osler Systems Management, including its customer base and proprietary EMR software.

Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In the December 2015 CCTS report for the 12-month period ended July 31, 2015, TELUS had the lowest number of complaints among national wireless carriers at 4.7% of total complaints submitted to the CCTS. Complaints related to Koodo Mobile® increased by 1.7% from 2014, while Public Mobile achieved a 57% reduction in complaints compared to 2014. With only 1.8% and 0.6% of the total complaints, respectively, Koodo Mobile and Public Mobile continued to lead their peer group of national carrier flanker brands with the lowest number of complaints submitted to the CCTS in 2015.

In the November 2016 CCTS report for the 12-month period ended July 31, 2016, TELUS once again received the fewest customer complaints among all national carriers. TELUS, Koodo® and Public Mobile were the subjects of 7.0%, 2.5% and 0.6% of the total customer complaints submitted to the CCTS, respectively, or 10.1% of total customer complaints in the aggregate. In addition, we recorded the lowest postpaid churn among our peers of 0.95% in 2016.

Investing in internal capabilities to build a high-performance culture and efficient operation

On August 10, 2015, Darren Entwistle resumed the role of President and CEO and Dick Auchinleck was named independent Chair of the Board. Darren and Dick have both agreed to serve in these capacities on a long-term basis.

We incur incremental, non-recurring restructuring and other costs with the objectives of improving our operating efficiency and effectiveness and addressing the ongoing decline in profitability in certain areas of our business. In 2015, our restructuring and other costs totaled $226 million, increasing from $75 million in 2014, mainly reflecting our initiative to reduce approximately 1,500 net full-time positions over several quarters beginning in the fourth quarter of 2015, as well as the closure of Black’s Photography retail stores and real estate rationalization. In 2016, we incurred $479 million of restructuring and other costs which includes the $305 million immediately vesting transformative compensation program.  In 2017, we incurred $139 million of restructuring and other costs.

5.              DESCRIPTION OF BUSINESS

5.1       Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range products and services, including wireless and wireline voice and data. Data services include: Internet protocol (IP); television; hosting, managed information technology, security and cloud-based services; healthcare solutions; business process outsourcing; and security solutions. In 2017, we generated $13.3 billion in revenue and had 13 million subscriber connections. This included 8.9 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million wireline residential network access lines, and 1.1 million TELUS TV subscribers.

(a)         Organization

Please see Section 5 - Discussion of Operations of our 2017 annual MD&A which is hereby incorporated by reference and describes our operating segments — wireless and wireline.

(b)         Our strategy

Please see Section 2 - Core business and strategy of our 2017 annual MD&A which is hereby incorporated by reference.

(c)          Business overview

Please see Section 4 - Capabilities of our 2017 annual MD&A which is hereby incorporated by reference which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2017 annual MD&A.

Intellectual property, which we own or which we have been granted the right to use, is an essential asset for TELUS. Intellectual property enables us to be known and recognized in the marketplace through our brand style, trade dress, domain names and trademarks. It protects our know-how and software, systems, processes and method of doing business through copyrights, patents and information treated as confidential. It also helps us to increase our competitiveness by fostering an innovative work environment. Each form of intellectual property is important to our success. For instance, the TELUS brand plays a key role in product positioning and our Company’s reputation. TELUS aims to maximize the value of TELUS’ intangible assets in the areas of innovation and invention by ensuring that they are adequately used, protected and valued. To protect our intellectual property assets, we rely on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements. Further information on recognized tangible and intangible properties can be found in Section 8.1 Critical accounting estimates in the 2017 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see Section 5.4 Wireless segment and Section 5.5 Wireline segment in the 2017 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions in the 2017 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 Wireless segment in the 2017 annual MD&A.

(d)         Competition

Please see Sections 4.1 - Principal markets addressed & competition and 10.2 - Competition of our 2017 annual MD&A which is hereby incorporated by reference.

(e)          Corporate social responsibility and environment

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with social and environmental benefits. More information about corporate social responsibility at TELUS can be found in our Sustainability Report at sustainability.telus.com.

TELUS has a strong foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship. We deliver on our future friendly brand promise and care for the planet our children will inherit by managing the environmental impact of the technology solutions we provide to Canadians. TELUS’ values are reflected in our Environmental Policy and our commitment to:

•                  Fulfill our environmental compliance obligations which include legal requirements and voluntary requirements endorsed by our senior leaders;

•                  Protect the environment and prevent pollution using standards, procedures or other controls and by minimizing energy consumption, greenhouse gas emissions, waste generation, and spills and releases;

•                  Continually improve the Environmental Management System to enhance environmental performance through establishing environmental and sustainability objectives, targets, and programs, regularly reviewing performance with senior management, and disclosing our performance in TELUS’ Sustainability Report which can be found at sustainability.telus.com;

•                  Build an environmentally future friendly culture through education and communication where the importance of environmental protection and sustainability is respected at all levels of the organization, dialogue and sharing of ideas are encouraged and supported, team members including contractors performing work on behalf of TELUS understand and embrace their roles and responsibilities related to the Environmental Policy and the Environmental Management System, and team members engage, collaborate with and learn from stakeholders including customers, suppliers, investors, regulators, industry members and the public in order to minimize any adverse impact on the environment.

Our environmental objectives, targets and performance are monitored and reported yearly through our Sustainability Report. Compliance with applicable environmental legislation and regulations does not, and is not expected to have, a material effect on our capital expenditures, net income or competitive position. However, environmental legislation and regulation and its interpretation is constantly evolving, which we expect will continue in the future. The Company monitors changes closely and modifies its practices where necessary and appropriate. A detailed report of our environmental risk mitigation activities can be found in our Sustainability Report and concerns related to the environment can be found in Section - 10.10 Health, safety and environment in the 2017 annual MD&A.

The Company’s properties and neighbouring sites, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of neighbouring sites, which may affect our properties and require further study or remedial measures. The Company allocates budget on a yearly basis to monitor and manage properties with known environmental impacts and utilizes a risk matrix based on the Canadian Council of Ministers of the Environment methodology to prioritize funding. The Company cannot provide assurance that all environmental liabilities have been identified or that all remedial measures will be effective.

Guided by our inspiring social purpose, our team is committed to giving where we live and helping our fellow citizens in need. We believe in a harmonious relationship between our company, our team and the health and prosperity of our communities. By harnessing the power of our technology, we are bridging digital divides, enabling remarkable health outcomes, caring for the planet our children will inherit, advancing educational opportunities for our future leaders and keeping people safe in our digital world with programs like TELUS WISE (WISE Internet and Smartphone Education). Through this free educational program, we are empowering Canadian families with the tools and knowledge to stay and secure safe while online. Thanks to the passion of our team and the trust of our customers, we are championing social change to build a more compassionate world and creating extraordinary outcomes. We accomplish this through a range of initiatives, such as the TELUS Days of Giving®, TELUS Match, TELUS Rewards, Internet and Mobility for Good programs and community sponsorships, as well as grants to local not-for-profit organizations through local community boards, both domestically and internationally. Details about our community investment program can be found at community.telus.com.

(f)           Employee relations

Please see Section 4.2 - Operational resources of our 2017 annual MD&A which is hereby incorporated by reference.

5.2       Risk factors

Please see Section 10 - Risks and risk management of our 2017 annual MD&A which is hereby incorporated by reference.

5.3       Regulation

Please see Sections 9.4 - Telecommunications industry regulatory developments and proceedings and 10.4 - Regulatory Matters of our 2017 annual MD&A which is hereby incorporated by reference.

6.              DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2017, are shown below:

Quarter ended [1]	2017	2016	2015
March 31	$0.48	$0.44	$0.40
June 30	$0.4925	$0.46	$0.42
September 30	$0.4925	$0.46	$0.42
December 31	$0.5050	$0.48	$0.44
Total	$1.97	$1.84	$1.68

(1)         Paid on or about the first business day of the next month.

Our shareholders received a total of $1.97 per share in declared dividends in 2017, an increase of 7.1% from 2016. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 7, 2018, a first quarter dividend of $0.5050 per share was declared, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend for 2018 reflects a cumulative increase of $0.025 per share from the $0.48 per share dividend paid in April 2017, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our Board’s assessments have resulted in 12 semi-annual dividend increases from 2011 to 2017, with annual increases being approximately 7-10%. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. See Section 7.5- Liquidity and capital resources measures of our 2017 Annual MD&A which is hereby incorporated by reference.  Based on dividends announced as of February 8, 2018, and 595 million shares outstanding at December 31, 2017, dividend declarations would total approximately $1.20 billion in 2018, before taking into account any Common Shares purchased and cancelled under our 2018 NCIB. There can be no assurance that we will maintain a dividend growth program through 2019.

7.              DESCRIPTION OF CAPITAL STRUCTURE

7.1 General description of capital structure

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 2,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted on page 13 & 14.

Please see Sections 9.4 - Telecommunications industry regulatory developments and proceedings and 10.4 - Regulatory Matters of our 2017 annual MD&A which is hereby incorporated by reference.

As of February 8, 2018 there are not any preferred shares outstanding.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Shareholder rights plan

We first adopted a shareholder rights plan in March 2000, which expired on March 20, 2010. The Board adopted a substantially similar shareholder rights plan (Rights Plan) on March 12, 2010 (Effective Date), which was ratified by shareholders of both share classes at the May 2010 annual and special meeting. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the Rights Plan, which among other things, reflected the elimination of the Non-Voting Share class from TELUS’ authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. The Rights Plan has a term expiring upon the conclusion of the Company’s annual meeting in 2019.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years. Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2017 annual MD&A which is hereby incorporated by reference.

7.2       Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)             not less than 80% of the members of its board of directors are individual Canadians;

(ii)          Canadians beneficially own not less than 80% of its voting interests; and

(iii)       it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)             a Canadian citizen who is ordinarily resident in Canada;

(ii)          a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)       a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)      a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)                                 Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(b)                                 the chief executive officer is a non-Canadian, or

(c)                                  less than 80 per cent of the directors of the parent corporation are Canadian.

On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20% and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)             refuse to accept any subscription for voting shares;

(ii)          refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)       suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)      sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

See Section 10.4 Regulatory matters in the 2017 annual MD&A for further details related to regulation generally and specifically in relation to Canadian ownership requirements applicable to Canadian common carriers (Restrictions on foreign ownership).

7.3       Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2017 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2017, TCI is a party to an agreement expiring in December 2018, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	—	BBB+

Institution	Rating

DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

Institution	Rating

Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies are generally assigned issuer default ratings (“IDRs”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms. In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B”.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.              MARKET FOR SECURITIES

8.1 Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2017 are listed below:

	TSX – Common Shares			NYSE – Common Shares
Month	High($)	Low($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	44.40	42.62	22,143,208	33.89	31.68	6,766,085
February	44.41	42.78	22,998,397	33.88	32.50	9,417,036
March	43.55	42.22	24,710,278	32.63	31.28	7,972,364
April	45.50	42.93	16,971,631	33.73	32.06	8,521,200
May	46.29	44.66	20,716,744	34.28	32.56	8,573,325
June	46.07	44.10	29,196,046	34.84	32.94	10,184,736
July	45.54	44.18	17,398,577	36.39	34.04	9,082,686
August	46.10	44.38	16,734,378	36.77	34.87	9,434,710
September	45.29	43.30	17,141,906	36.94	35.64	7,369,181
October	47.80	44.60	17,400,847	37.26	35.47	8,502,403
November	48.94	46.20	21,006,148	38.50	36.12	9,962,181
December	48.88	47.20	18,503,361	38.03	36.75	6,602,754

8.2 Prior Sales

On March 6, 2017, under a short form base shelf prospectus filed on August 30, 2016, with securities regulatory authorities in Canada and the United States, TELUS completed two debt offerings: 1) a US$500 million offering of 3.70% notes due September 15, 2027; and 2) a $325 million offering consisting of 4.70% Notes, Series CW, due March 6, 2048.

Please refer to TELUS Corporation 2017 year-end audited consolidated financial statements - Note 26(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2017, the Company had $1,140 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$908 million).

9.              DIRECTORS AND OFFICERS

9.1 Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 8, 2018, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 14 directors on the Board. Each was elected at TELUS’ annual general meeting on May 11, 2017, except for Marc Parent who was appointed by the Board on November 7, 2017. Each director’s term of office will expire immediately before the election of directors at the upcoming annual general meeting on May 10, 2018. They have, however, all been nominated for re-election at the upcoming meeting except for John Lacey who has decided to retire and will not be seeking re-election at the 2018 annual general meeting. There will be 13 directors nominated for election to the Board at the 2018 annual general meeting.

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

R.H. (Dick) Auchinleck Victoria, B.C.	2003	Chair, TELUS Corporation

Raymond T. Chan [2,4] Calgary, Alberta	2013	Chair, Baytex Energy Corp. (oil and natural gas corporation)

Stockwell Day 2, 4 – Chair Vancouver, B.C.	2011	Advisor and Consultant

Lisa de Wilde [3,4] Toronto, Ontario	2015	CEO, Ontario Educational Communications Authority (TVO)

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Mary Jo Haddad 2 - Chair Oakville, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

Kathy Kinloch[1] Vancouver, B.C.	2017	President, British Columbia Institute of Technology

John S. Lacey [2,3] Thornhill, Ontario	2000	Corporate Director

William (Bill) MacKinnon 1 – Chair Toronto, Ontario	2009	Corporate Director

John Manley 3 – Chair, 4 Ottawa, Ontario	2012	President & Chief Executive Officer, Business Council of Canada (previously the Canadian Council of Chief Executives)

Sabi Marwah [1,3] Toronto, Ontario	2015	Senator, Senate of Canada

Claude Mongeau[1] Montreal, Quebec	2017	Corporate Director

David Mowat [1,4] Edmonton, Alberta	2016	President and Chief Executive Officer, ATB Financial

Marc Parent[1] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.

(1)         Member of Audit Committee

(2)         Member of Human Resources and Compensation Committee

(3)         Member of Corporate Governance Committee

(4)         Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows:

Mary Jo Haddad was President and CEO of The Hospital for Sick Children (SickKids) in Toronto from 2004 until 2013; Claude Mongeau was President and Chief Executive Officer of Canadian National Railway Company from 2010 to 2016; Sabi Marwah was Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia from 2008 until 2014.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 8, 2018, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Doug French Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Phil Bates Vancouver, B.C.	Executive Vice President, Business Transformation and Operations

Josh Blair Vancouver, B.C.	Chief Corporate Officer and Executive Vice President-TELUS Health, President, Business Solutions West and Chair-TELUS International

David Fuller Toronto, Ontario	Executive Vice President and President, TELUS Consumer and Small Business Solutions

Tony Geheran Vancouver, B.C.	Executive Vice President and President, Broadband Networks

Francois Gratton Montreal, Quebec	Executive Vice President, TELUS Partner Solutions and President, Business Solutions East and TELUS Québec

Stephen Lewis Vancouver, B.C.	Senior Vice President and Treasurer

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Monique Mercier Vancouver, B.C.	Executive Vice President, Corporate Affairs, and Chief Legal and Governance Officer

Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 1, 2018, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 863,577 Common Shares, which represented approximately 0.15% of the outstanding Common Shares.

9.2 Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed below, for the 10 years ended February 8, 2018, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  John Manley and Claude Mongeau were directors of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley and Mr. Mongeau resigned as directors of the Nortel Companies on August 10, 2009.

For the 10 years ended February 8, 2018, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

10.       LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.9 - Litigation and legal matters in the 2017 annual MD&A and in the Company’s December 31, 2017, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing fees or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.       INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.       TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

13.       MATERIAL CONTRACTS

TCI is a party to a three-year agreement (expiry December 31, 2018) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term. This agreement was amended and restated on October 1, 2017 to reflect the internal corporate reorganization that occurred in relation to TELUS Communications Company.

On May 4, 2016, TELUS entered into a replacement five-year $2.25 billion unsecured credit facility (2016 Credit Facility) with a syndicate of financial institutions. The 2016 Credit Facility replaces TELUS’ previous $2.25 billion facility which would have matured in the second quarter of 2019. The 2016 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2016 Credit Facility are substantively the same as TELUS’ previous credit facility other than an extension of the term to May 2021.

TELUS has also entered into material contracts in connection with various financings, with the most recent financing on March 1, 2017 in relation to the 3.70% Notes due September 15, 2027. The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The terms of the indenture and supplemental indenture are fully described in our final short form base shelf prospectus dated August 30, 2016 and the terms of the 3.70% Notes are as set forth in the shelf prospectus supplement dated March 1, 2017.

14.       INTERESTS OF EXPERT

Deloitte LLP, Chartered Professional Accountants, is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

15.       AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are Bill MacKinnon (Chair), Kathy Kinloch, Sabi Marwah, Claude Mongeau, David Mowat and Marc Parent. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

Bill MacKinnon chairs the Audit Committee. He is the former Chief Executive Officer of KPMG Canada, serving from April 1999, to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and holds his FCPA designation from the Institute of Chartered Professional Accountants of Ontario.

Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy was a Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, the Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and a Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta, a Master of Arts in Leadership from Royal Roads University and Honorary Doctorates of Laws from the Royal Roads University.

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for many of Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities, including acquisitions both in Canada and internationally. His career with Scotiabank spanned 35 years, during which he held several senior positions including Senior Vice-President and Comptroller and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Arts (Economics - Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA). He received an Honorary Doctorate of Laws from Ryerson University in 2012 and the University of Ontario Institute of Technology in 2017. In November 2016, Sabi was appointed as a Senator to the Senate of Canada.

Claude Mongeau served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009; Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor in Psychology from the University of Quebec and an MBA from McGill University.

David Mowat is President and CEO of ATB Financial, a position he has held since June 2007. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an honorary doctorate of laws from the University of Alberta.

Marc Parent is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services and Executive Vice President and Chief Operating Officer. With over 30 years of experience in the aerospace industry, he has previously held positions with Canadair and Bombardier Aerospace in Canada and the U.S. Marc earned a degree in engineering from École Polytechnique, and is a graduate of the Harvard Business School Advanced Management Program.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by TELUS’ Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017		Year ended December 31, 2016
Type of work	$ millions	%	$ millions	%
Audit fees [1]	5.016	91.9	4.138	92.2
Audit-related fees [2]	0.133	2.4	0.133	3.0
Tax fees [3]	0.045	0.8	0.017	0.4
All other fees [4]	0.268	4.9	0.197	4.4
Total	5.462	100.0	4.485	100.0

(1) Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2) Includes fees for translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

(3) Relates to tax compliance, tax advice and tax planning.

(4) Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as privacy data insights (2016/2017) and the Telecom pricing gazette (2017).

16.       ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 10, 2018. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2017. All of the above information can also be found at telus.com.

APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.              MEMBERSHIP

1.1       The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2       The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3       All members of the Committee will be Independent Directors.

1.4       All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5       At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.              MEETINGS

2.1       The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2       All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3       Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present at each meeting.  The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4       The Chief Governance Officer or his or her nominee will act as Secretary to the Committee.

2.5       The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6       The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.              QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.              DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1       Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)         the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)         the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)          earnings press releases and earnings guidance, if any; and

(d)         all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2       External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)         appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

(b)         conduct an annual review of the external auditors;

(c)          oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors. The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(d)         meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(e)          pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws.  The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

(f)           annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(g)          at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

(h)         annually assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(i)             require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

(j)            review post-audit or management letters, containing recommendations of the external auditors and management’s response;

(k)         review reports of the external auditors; and

(l)             pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

4.3       Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

(a)         review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

(b)         review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

(c)          oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

(d)         review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;

(e)          review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)           review and approve the internal audit charter and updates thereto at a minimum on a biennial basis.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4       Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)         the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

(b)         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the Chair of the Committee.

The Committee will review:

(a)         annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the ethics policy and material changes thereto;

(b)         quarterly reports on ethics breaches pertaining to internal controls over financial reporting, including fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5       Accounting and Financial Management

The Committee will review:

(a)         with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)         emerging accounting issues and their potential impact on the Company’s financial reporting;

(c)          significant judgments, assumptions and estimates made by management in preparing financial statements;

(d)         the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

(e)          the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

(f)           audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

(g)          management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

(h)         internal interim and post implementation reviews of major capital projects.

4.6       Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)         the Company’s financial policies and compliance with such policies;

(b)         the credit worthiness of the Company;

(c)          the liquidity of the Company; and

(d)         important treasury matters including financing plans.

4.7       Legal/Regulatory Matters

The Committee will review:

(a)         with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(b)         annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

(c)          quarterly reports from the Chief Legal Officer on compliance with laws and regulations; and

(d)         quarterly reports from the Vice-President, Chief Data and Trust Officer (“Chief Compliance Officer”)on legal, privacy and regulatory compliance activities.

4.8       Risk Management

The Committee will:

(a)         consider reports on the annual enterprise business risk assessment and updates thereto;

(b)         except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)          consider reports on security;

(d)         consider reports on financial risk management including derivative exposure and policies;

(e)          consider reports on tax risk management and governance; and

(f)           review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9       Other

The Committee will review:

(a)         the expenses of the Chair of the Board;

(b)         significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

(c)          the disclosure policy of the Company and recommend any material changes thereto to the Board for approval;

(d)         and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.              AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)          engage and set compensation for independent counsel and other advisors;

(b)          communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief Legal Officer;

(c)          delegate tasks to Committee members or subcommittees of the Committee; and access appropriate funding as determined by the Committee.